UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 0-26001
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Celanese Corporation
1601 W LBJ Freeway
Dallas, TX 75234

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6

Supplemental Schedule*
Schedule H, line 4i — Schedule of Assets (Held at end of year) as of December 31, 2006	13

Signatures	27

Consent	29
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.2: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Celanese Americas Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To:	Plan Administrator, Investment, and Benefit Committees
of Celanese Americas Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PMB Helin Donovan, LLP
Austin, Texas
June 15, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator, Investment, and Benefit Committees
of Celanese Americas Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Celanese Americas Retirement Savings Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Dallas, Texas
June 27, 2006

Celanese Americas Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2006 and 2005

	As of December 31,
	2006	2005
	(In thousands)
Assets
Investments:
Fair value (Note 3)	$731,214	$692,547
Wrapper Contracts (at fair value) (Note 3)	3,495	3,023
Loans to Participants (Note 3)	11,575	12,010

Total investments	746,284	707,580

Receivables:
Accrued interest and dividends	1,422	1,472

Total receivables	1,422	1,472

Total assets	747,706	709,052
Liabilities
Payables	766	690

Net assets available for benefits (at fair value)	746,940	708,362
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(815)	(841)

Net assets available for benefits	$746,125	$707,521

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2006 and 2005

	2006	2005
	(in thousands)
Investment income:
Net appreciation of investments (Note 3)	$72,275	$31,949
Interest	12,111	12,114
Dividends	704	561
Other	34	488

Total investment income	85,124	45,112

Contributions:
Company	10,060	10,231
Participant	20,607	20,728
Rollovers	734	921

Total contributions	31,401	31,880

Administrative expenses	(2,071)	(2,174)
Withdrawals and distributions	(82,704)	(91,320)
Transfers from other plans, net of forfeitures (Note 1)	6,854	15,399

Net increase (decrease)	38,604	(1,103)

Net assets available for benefits:
Beginning of year	707,521	708,624

End of year	$746,125	$707,521

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements
(1)	Description of the Plan

The Celanese Americas Retirement Savings Plan (the “Plan”) is a participant directed, defined contribution plan sponsored by Celanese Americas Corporation and Subsidiaries (“Celanese” or the “Company”), a wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates (“Participants”). Effective January 1, 2006, the Plan was amended to allow for participation of Meredosia Union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants in the Plan should refer to the Plan document for more complete details of the Plan’s provisions.

In February 2005, participant account balances of $15,398,640 were transferred into the Plan from the Retirement Savings Plan of the ICI Group. This transfer represents participant assets for employees that were transferred to Celanese in conjunction with the purchase of the Vinamul emulsions business of the National Starch and Chemical Company, a subsidiary of ICI.

In September 2006, participant account balances of $7,019,236 were transferred to the Plan from the Celanese Americas Retirement Savings Plan for Meredosia Union Employees. This transfer represents participant assets for employees that were transferred to the Plan as a result of a newly ratified collective bargaining agreement.

The Company has a trust agreement with State Street Bank & Trust Company. The trust agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company.

The Company’s Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.
(a)	Eligibility

Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company’s payroll cycles).

(b)	Participant Contributions

Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Service (“IRS”) limitations, through payroll deductions. Participants may designate contributions as either “before-tax,” “after-tax” or a combination of both. Participants’ before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code (“IRC”).

(c)	Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant’s eligible compensation for non-union participants, as defined in the Plan document. The Company’s contribution for union participants varies, as defined in the Plan document, but does not exceed 5% of the Participant’s eligible compensation. Effective January 1, 2006 the plan was amended to increase the matching contribution for the Calvert City union participants to a 100% match of the savings of Calvert City union participants, not to exceed 3% of the participant’s eligible compensation.

(d)	Vesting

All Participants’ contributions and income earned or losses incurred thereon are fully vested at all times. The Company’s contributions and income earned or losses incurred thereon are vested either upon the completion of three years of service with the Company, as defined in the Plan document, death, retirement, total and permanent disability, involuntary termination of employment by the Company (other than for cause) or the attainment of age 65.

(e)	Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2006 and 2005, Company contributions were reduced by $539,203 and $442, respectively, from forfeited non-vested accounts. At December 31, 2006 and 2005, forfeitures of $188,831 and $495,699, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.

(f)	Distributions and Withdrawals

A Participant’s entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a “financial hardship” may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(g)	Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, the appropriate amount of the Company’s contribution and an allocation of the Plan’s earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

(h)	Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2006 and 2005 was 5% to 11.5% with maturities ranging from 2006 to 2020.

(i)	Investments

Plan Participants may direct the investment of their account in 1% increments among any of twelve investment options. A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another. Each of the Plan’s investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

Celanese Stock Fund

On August 8, 2005, an amendment was approved whereby a “stock bonus plan” was adopted as a permanent feature of the Plan with a primary investment in common shares of Celanese Corporation. This stock bonus plan feature limits employee holdings of Celanese Corporation common shares to twenty percent of the employee’s total account balance under the Plan and imposes a 30-day restriction on reentry into the stock fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the employer stock fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. Participants have the right to give such instructions whether they are vested or not. The trustee shall vote the total number of shares of Celanese stock held by the Plan as of the date of the annual meeting of Celanese Corporation. Purchases and sales of Celanese Corporation stock are generally made on the open market on behalf of and as directed by Plan Participants. During 2006, the Trustee purchased 341,550 shares of Celanese Corporation stock for the fund at an average price of $19.92 per share and sold 243,804 shares of Celanese Corporation stock for the fund at an average price $20.56 per share. During 2005, the Trustee purchased 195,310 shares of Celanese Corporation stock for the fund at an average price of $17.60 per share and sold 6,755 shares of Celanese Corporation stock for the fund at an average price $18.39 per share.

Stable Value Fund

Included in the Plan’s twelve investment options is the Stable Value Fund. The Stable Value Fund invests in a variety of investment grade fixed income securities, primarily U.S. Treasury, Agency, corporate, and mortgage-backed securities. The fund, also known as a synthetic guaranteed investment contract (“GIC”), also invests in a special kind of investment contract called a “benefit responsive wrap.” The wrap provides for a guarantee of principal and a stabilized interest rate. The average yield of the investment contracts was 5.29% and 5.18% for the years ended December 31, 2006 and 2005, respectively. The crediting interest rate on investment contracts was 5.29% and 5.40% as of December 31, 2006 and 2005, respectively. The crediting rates for certain GICs are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e. weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rates resets.

A synthetic GIC provides for a guaranteed return on principal over a period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. The wrapper contract provides market and cash flow protection to the Plan. The value of the wrapper is determined by the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to those assets. The value of the wrapper as of December 31, 2006 and 2005 was approximately $3,495,000 and $3,023,000, respectively.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund. The Plan adopted the FSP as of December 31, 2006 and also applied it retroactively to the December 31, 2005 Statement of Net Assets Available for Benefits. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

(b)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets, where available. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

(c)	Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions, and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

(d)	Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following table presents the total investments of the Plan segregated by valuation method. Investments that represent five percent or more of the Plan’s net assets as of December 31 are marked with an asterisk (*).

	As of December 31,
	2006		2005
	(in thousands)
Quoted market price:

Celanese Corporation Common Stock	$7,409		$3,605
Interest Bearing Cash	5,163		6,939
US Government Securities	31,518		34,690
Common Stock	25,265		25,962
Mutual Funds	9,761		9,507

	79,116		80,703

Investments at estimated fair value:

Stable Value Fund	183,051	*	185,068	*
Alliance Collective Investment Trust	190,003	*	179,391	*
BGI Equity Index Fund 1	112,503	*	106,227	*
BGI Russell 2000 Alpha Tilts Fund	58,449	*	60,977	*
Common/Collective Trusts	108,092		80,181

	652,098		611,844

Sub-Total	731,214		692,547

Participant Loans	11,575		12,010
Total	$742,789		$704,557

Stable Value Fund and Wrappers

		Wrapper	Adjustment to
2006	Investments at	Contracts at	Contract
	Fair Value	Fair Value	Value

Cash	$19	$—	$—
US Government Securities	199	—	—
Interest Bearing Cash	673	—	—
JP Morgan Intermediate Bond Fund	182,160	—	(815)
Wrapper	—	3,495	—

	$183,051	$3,495	$(815)

		Wrapper	Adjustment to
2005	Investments at	Contracts at	Contract
	Fair Value	Fair Value	Value

Cash	$20	$—	$—
US Government Securities	148	—	—
Interest Bearing Cash	674	—	—
JP Morgan Intermediate Bond Fund	184,226	—	(841)
Wrapper	—	3,023	—

	$185,068	$3,023	$(841)

During 2006 and 2005, the Plan’s investments (including investments bought and sold and held during the year) appreciated in value as follows (in thousands):

	For the years ended December 31
	2006	2005
Quoted market price:
US Government Securities	$(1,552)	$1,029
Common Stock	1,288	1,885
Celanese Corporation Common Stock	2,014	293
Mutual Funds	(111)	(158)

	1,639	3,049

Investments at estimated fair value:
Common/Collective Trusts	70,636	28,900

	$72,275	$31,949

(4)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions.

(5)	Federal Income Taxes

The IRS has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Administrative Expenses

Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.

(7)	Parties-in-Interest

Certain Plan investments are shares of common/collective trust funds managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

(8)	Subsequent Events

On April 23, 2007, net assets of $28,464,126 were transferred from the Plan in conjunction with Celanese Corporation’s sale of its oxo products and derivatives business and the transfer of impacted employees to OXEA Corporation.

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
THIS IS A COMPOSITE REPORT FOR:

05MA	HOISINGTON INV. MGMT CO
05MB	BERNSTEIN
05MD	JP MORGAN
05ME	CELANESE SAV LOAN FUND
05MG	PIMCO
05MH	CAPITAL GUARDIAN
05ML	JP MORGAN
05MN	JP MORGAN
05MO	JP MORGAN
05MP	BARCLAYS
05MQ
05MU	BARCLAYS
05MV	MARSICO CAPITAL MGMT LLC
05MW	SSGA

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER			(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND				SHARES/PAR		(D) COST	VALUE

INTEREST BEARING CASH
			BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN
05MP	05499B995			11.000		11.00	11.00
05MU	05499B995			6.000		6.00	6.00
				5.000		5.00	5.00
			BZW PRINCIPAL CASH
				1.140		1.14	1.14
05MP	12399A986			0.280		0.28	0.28
05MU	12399A986			0.860		0.86	0.86
			MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2006
				3,807,648.99		3,807,648.99	3,807,648.99
05MD	61699B004			683,530.31		683,530.31	683,530.31
05ML	61699B004			821,558.51		821,558.51	821,558.51
05MN	61699B004			62,074.95		62,074.95	62,074.95
05MO	B1699B004			2,240,485.22		2,240,485.22	2,240,485.22
			MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.010	12/31/2006
				14,798.24		14,798.24	14,798.24
05MD	61699B004			14,798.24		14,798.24	14,798.24
		*	STATE STREET BANK + TRUST CO	SHORT TERM INVESTMENT FUND	1.000	12/31/2030
				1,341,013.90		1,341,013.90	1,341,013.90
05MA	8574809S8			528,846.06		528,846.06	528,846.06
05MQ	8574809S8			1,253.33		1,253.33	1,253.33
05MV	8574809S8			723,188.22		723,188.22	723,188.22
05MW	8574809S8			87,726.29		87,726.29	87,726.29

				5,163,473.27		5,163,473.27	5,163,473.27

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

U.S. GOVERNMENT SECURITIES
		UNITED STATES TREAS BDS		6.625	02/15/2027
			3,827,000.00		4,559,562.83	4,664,156.25
05MA	912810EZ7		3,827,000.00		4,559,562.83	4,664,156.25
		UNITED STATES TREAS BDS		6.375	08/15/2027
			1,010,000.00		1,127,520.05	1,201,821.22
05MA	912810FA1		1,010,000.00		1,127,520.05	1,201,821.22
		UNITED STATES TREAS BDS	BD	5.250	11/15/2028
			5,585,000.00		5,672,907.70	5,856,833.12
05MA	912810FF0		5,585,000.00		5,672,907.70	5,856,833.12
		UNITED STATES TREAS BDS		5.250	02/15/2029
			18,875,000.00		19,073,476.78	19,795,156.25
05MA	912810FG8		18,875,000.00		19,073,476.78	19,795,156.25

			29,297,000.00		30,433,467.36	31,517,966.84

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

CORPORATE STOCKS — COMMON
		UBS AG	SHS NEW
			13,007.000		592,322.86	784,712.31
05MV	H89231338		13,007.000		592,322.86	784,712.31
		AMERICA MOVIL SAB DE CV	SPONS ADR REPSTG SER L SHS
			10,421.000		336,649.70	471,237.62
05MV	02364W105		10,421.000		336,649.70	471,237.62
		AMYLIN PHARMACEUTICALS INC
			8,816.000		331,438.39	317,993.12
05MV	032346108		8,816.000		331,438.39	317,993.12
		BOEING CO	COM
			5,696.000		494,499.89	506,032.64
05MV	097023105		5,696.000		494,499.89	506,032.64
		BURLINGTON NORTHN SANTA FE	COM
			12,438.000		837,480.33	918,048.78
05MV	12189T104		12,438.000		837,480.33	918,048.78
		CB RICHARD ELLIS GROUP INC	CL A
			2,312.000		61,575.81	76,758.40
05MV	12497T101		2,312.000		61,575.81	76,758.40
	*	CELANESE CORP DE	COM SER A
			286,301.000		5,526,342.44	7,409,469.88
05MW	150870103		286,301.000		5,526,342.44	7,409,469.88
		CISCO SYS INC	COM
			22,908.000		521,246.84	626,075.64
05MV	17275R102		22,908.000		521,246.84	626,075.64
		CITIGROUP INC	COM
			8,900.000		491,236.08	495,730.00
05MV	172967101		8,900.000		491,236.08	495,730.00
		COMCAST CORP NEW	CL A
			26,655.000		854,551.24	1,128,306.15
05MV	20030N101		26,655.000		854,551.24	1,128,306.15
		FEDERATED DEPT STORES INC DE	COM
			10,303.000		423,031.95	392,853.39
05MV	31410H101		10,303.000		423,031.95	392,853.39

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

		FEDEX CORP	COM
			8,801.000		727,961.91	955,964.62
05MV	31428X106		8,801.000		727,961.91	955,964.62
		FOUR SEASONS HOTELS INC	LTD VTG SH
			3,104.000		166,560.64	254,496.96
05MV	35100E104		3,104.000		166,560.64	254,496.96
		GENENTECH INC	COM
			15,041.000		791,783.48	1,220,276.33
05MV	368710406		15,041.000		791,783.48	1,220,276.33
		GENERAL DYNAMICS CORP	COM
			10,073.000		540,961.34	748,927.55
05MV	369550108		10,073.000		540,961.34	748,927.55
		GENZYME CORP	COM GEN DIV
			5,766.000		403,020.94	355,070.28
05MV	372917104		5,766.000		403,020.94	355,070.28
		GOLDMAN SACHS GROUP INC	COM
			7,000.000		1,037,899.37	1,395,450.00
05MV	38141G104		7,000.000		1,037,899.37	1,395,450.00
		HEINEKEN N.V.	ADR
			9,540.000		221,287.36	226,098.00
05MV	423012202		9,540.000		221,287.36	226,098.00
		INTEL CORP	COM
			11,507.000		251,819.39	233,016.75
05MV	458140100		11,507.000		251,819.39	233,016.75
		KB HOME	COM
			6,143.000		364,561.38	315,013.04
05MV	48666K109		6,143.000		364,561.38	315,013.04
		LAS VEGAS SANDS CORP	COM
			10,325.000		612,988.90	923,881.00
05MV	517834107		10,325.000		612,988.90	923,881.00
		LEHMAN BROTHERS HLDGS INC	COM
			10,981.000		612,255.18	857,835.72
05MV	524908100		10,981.000		612,255.18	857,835.72
		LENNAR CORP	CL A
			6,095.000		325,657.51	319,743.70
05MV	526057104		6,095.000		325,657.51	319,743.70

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

		LOCKHEED MARTIN CORP	COM
			8,499.000		624,358.30	782,502.93
05MV	539830109		8,499.000		624,358.30	782,502.93
		LOWES COS INC	USD0.50
			20,937.000		614,889.51	652,187.55
05MV	548661107		20,937.000		614,889.51	652,187.55
		MGM MIRAGE INC	COM
			15,017.000		568,900.16	861,224.95
05MV	552953101		15,017.000		568,900.16	861,224.95
		MONSANTO CO NEW	COM
			12,849.000		579,063.86	674,957.97
05MV	61166W101		12,849.000		579,063.86	674,957.97
		NRG ENERGY INC	COM NEW
			2,273.000		124,333.10	127,310.73
05MV	629377508		2,273.000		124,333.10	127,310.73
		NORDSTROM INC	COM
			2,605.000		130,346.65	128,530.70
05MV	655664100		2,605.000		130,346.65	128,530.70
		PEPSICO INC	COM
			1,741.000		114,538.05	108,899.55
05MV	713448108		1,741.000		114,538.05	108,899.55
		PRAXAIR INC	COM
			8,238.000		501,087.14	488,760.54
05MV	74005P104		8,238.000		501,087.14	488,760.54
		PROCTER AND GAMBLE CO	COM
			15,572.000		835,542.82	1,000,812.44
O5MV	742718109		15,572.000		835,542.82	1,000,812.44
		ST JOE CO	COM
			2,988.000		206,891.47	160,067.16
05MV	790148100		2,988.000		206,891.47	160,067.16
		SCHLUMBERGER LTD	COM
			9,023.000		554,496.40	569,892.68
05MV	806857108		9,023.000		554,496.40	569,892.68
		STARBUCKS CORP	COM
			11,408.000		263,802.37	404,071.36
05MV	855244109		11,408.000		263,802.37	404,071.36

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT		RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR			(D) COST	VALUE

		STATION CASINOS INC
				3,043.000		186,442.64	248,521.81
05MV	857689103			3,043.000		186,442.64	248,521.81
		TARGET CORP	COM
				8,534.000		453,738.65	486,864.70
05MV	87612E106			8,534.000		453,738.65	486,864.70
		TOYOTA MTR CO	ADR 2 COM
				5,587.000		572,493.42	750,389.97
05MV	892331307			5,587.000		572,493.42	750,389.97
		UNION PAC CORP	COM
				6,649.000		525,019.34	611,840.98
05MV	907818108			6,649.000		525,019.34	611,840.98
		UNITED TECHNOLOGIES CORP	COM
				6,832.000		404,073.03	427,136.64
05MV	913017109			6,832.000		404,073.03	427,136.64
		UNITEDHEALTH GROUP INC	COM
				33,735.000		1,085,587.87	1,812,581.55
05MV	91324P102			33,735.000		1,085,587.87	1,812,581.55
		WELLS FARGO + CO NEW	COM
				14,742.000		504,822.15	524,225.52
05MV	949746101			14,742.000		504,822.15	524,225.52
		WYNN RESORTS LTD	COM
				3,125.000		176,724.24	293,281.25
05MV	983134107			3,125.000		176,724.24	293,281.25
		YUM BRANDS INC	COM
				10,666.000		522,500.58	627,160.80
05MV	988498101			10,666.000		522,500.58	627,160.80

				716,196.000		26,076,784.68	32,674,213.66

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER		(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

LOANS TO PARTICIPANTS — OTHER
		LOANS TO PARTICIPANTS
			11,574,807.430		11,574,807.43	11,574,807.43
05ME	53999S985		11,574,807.430		11,574,807.43	11,574,807.43

			11,574,807.430		11,574,807.43	11,574,807.43

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER			(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND				SHARES/PAR		(D) COST	VALUE

COMMON/COLLECTIVE TRUSTS
			ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL
				11,515,310.556		101,792,960.92	190,002,624.14
05MB	018564823			11,515,310.556		101,792,960.92	190,002,624.14
		*	JPMCB SPECIAL SITUATION	PROPERTY FUND
				349.694		314,951.64	512,027.49
05ML	03499B925			49.453		45,258.28	72,408.61
05MN	03499B925			300.241		269,693.36	439,618.88
			BGI EQUITY INDEX FUND I
				2,579,152.548		77,585,063.66	112,502,634.14
05MP	05799K984			2,579,152.548		77,585,063.66	112,502,634.14
			BGI RUSSEL 2000 ALPHA	TILTS CL F
				3,544,484.467		44,475,291.20	58,448,548.86
05MU	05999K966			3,544,484.467		44,475,291.20	58,448,548.86
			CG 1NTL NON US EQUITY
				1,133,315.179		30,982,358.28	39,280,704.10
05MH	12599Q971			1,133,315.179		30,982,358.28	39,280,704.10
			INTREPID AMERICA	COMMINGLED PENSION TR 9719929
				384,237.097		7,235,246.00	7,215,972.68
05MD	46299E961			56,006.320		1,054,599.01	1,051,798.69
05ML	46299E961			119,550.904		2,251,204.99	2,245,165.98
05MN	46299E961			208,679.873		3,929,442.00	3,919,008.01
		*	JPMCB STRATEGIC PROPERTY	FND
				1,412.767		1,518,083.76	2,228,724.71
05MD	46599C921			424.264		394,970.74	669,301.92
05ML	46599C921			408.065		450,951.88	643,747.02
05MN	46599C921			580.438		672,161.14	915,675.77
		*	JPMCB EAFE REI FUND
				11,708.814		137,497.58	216,495.99
05MD	46799F989			11,708.814		137,497.58	216,495.99
		*	JPMBC EMERGING MARKETS EQUITY	REF 29803779
				28,488.308		430,354.17	793,600.68
05ML	46799G953			14,967.788		205,693.65	417,002.57
05MN	46799G953			13,517.520		224,660.52	376,598.11
		*	JPMBC US ACTIVE FIXED CORE FD	REF 29803773
				347,668.728		8,926,377.99	9,724,294.32
05MD	46799G961			179,509.486		4,489,379.69	5,020,880.32

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER			(C) DESCRIPTION OF INVESTMENT		RATE	MAT DATE	(E) CURRENT
FUND				SHARES/PAR			(D) COST	VALUE

05ML	46799G961				115,582.431		3,030,398.68	3,232,840.60
05MN	46799G961				52,576.811		1,406,599.62	1,470,573.40

		*	JPMCB US QDV SMALL CAP CORE EQ	97199691
					52,457.128		978,850.01	979,899.16
05MD	46799S981				10,231.511		190,920.00	191,124.63
05ML	46799S981				18,803.591		350,875.01	351,251.08
05MN	46799S981				23,422.026		437,055.00	437,523.45

		*	JPMCB US SMARTINDEX FUND		389,692.824		10,743,700.00	10,712,655.73
05MD	467997987				132,621.841		3,656,253.00	3,645,774.41
05ML	467997987				129,839.391		3,579,672.00	3,569,284.86
05MN	467997987				127,231.592		3,507,775.00	3,497,596.46

		*	JPMBC EAFE EQUITY OPP FD	REF 29803782
					240,693.885		2,774,852.88	5,114,745.05
05MD	467999926				35,345.983		348,944.95	751,102.14
05ML	467999926				70,099.539		767,312.32	1,489,615.20
05MN	467999926				135,248.363		1,658,595.61	2,874,027.71

		*	JPMBC US REAL ESTATE SECS FD	REF 29803783
					42,611.283		949,479.92	1,726,609.19
05ML	467999934				14,579.723		302,180.39	590,770.38
05MN	467999934				28,031.560		647,299.53	1,135,838.81

		*	JPMBC EAFE PLUS FUND	REF 29803781
					204,059.726		3,256,538.13	4,105,681.69
05ML	467999942				61,566.682		1,015,199.87	1,238,721.64
05MN	467999942				142,493.044		2,241,338.26	2,866,960.05

		*	JPMCB US ACTIVE CORE PLUS		430,960.834		6,151,847.00	6,119,643.85
05ML	46899C951				155,679.173		2,222,205.00	2,210,644.26
05MN	46899C951				275,281.661		3,929,442.00	3,908,999.59

		*	JPMCB CORE BOND FUND	REF 97199695
					918,779.433		9,683,724.00	9,647,184.05
05MD	46899E981				475,057.495		5,007,106.00	4,988,103.70
05ML	46899E981				332,255.883		3,501,977.00	3,488,686.77
05MN	46899E981				111,466.055		1,174,641.00	1,170,393.58

		*	JPMCB US ACTIVE CORP	EQUITY FD
					85,048.306		1,054,598.99	1,051,197.06
05MD	468999941				85,048.306		1,054,598.99	1,051,197.06

		*	JPMBC US STRATEGIC SML CO EQ	REF29803776
					153,019.671		3,342,105.69	5,133,809.96
05MD	47299X926				22,815.206		362,610.50	765,450.16

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) IDENTITY OF ISSUER			(C) DESCRIPTION OF INVESTMENT		RATE	MAT DATE	(E) CURRENT
FUND				SHARES /PAR			(D) COST	VALUE

O5ML	47299X926				53,801.067		1,212,953.89	1,805,025.80
05MN	47299X926				76,403.398		1,766,541.30	2,563,334.00

		*	JPMBC CORP HIGH YIELD FD	REF 29803775
					62,752.990		939,799.02	1,239,371.56
O5ML	47299X934				28,180.731		413,739.51	556,569.44
05MN	47299X934				34,572.259		526,059.51	682,802.12

		*	JPMBC EMERGING MKTS FIX INC FD	REF 29803773
					45,974.828		956,869.69	1,634,405.13
O5ML	47299X942				20,646.510		416,998.25	733,983.43
05MN	47299X942				25,328.318		539,871.44	900,421.70

		*	JPMBC EMG MKTS FOCUSED FUND	REF 29803785
					17,022.578		227,728.08	656,390.61
05MN	47299X967				17,022.578		227,728.08	656,390.61

					22,189,198.644		314,458,078.61	469,047,220.15

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)		(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND			SHARES/PAR		(D) COST	VALUE

REGISTERED INVESTMENT COMPANY
		PIMCO FDS PAC INVT MGMT SER	TOTAL RETURN FD II ADMIN CL
			988,915.961		10,123,678.65	9,760,600.54
05MG	693390544		988,915.961		10,123,678.65	9,760,600.54

			988,915.961		10,123,678.65	9,760,600.54

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(B) IDENTITY OF ISSUER	(C) DESCRIPTION OF INVESTMENT	RATE	MAT DATE	(E) CURRENT
FUND				SHARES/PAR		(D) COST	VALUE

INSURANCE CO. GENERAL ACCOUNT
			BANK OF AMERICA	CONTRACT NO. 02 011	5.000	12/31/2055
				61,915,579.89		61,915,579.89	61,915,579.89
05MO	05999T9U4			61,915,579.89		61,915,579.89	61,915,579.89

			CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000	12/31/2055
				61,899,508.24		61,899,508.24	61,899,508.24
05MO	1289969F4			61,899,508.24		61,899,508.24	61,899,508.24

		*	STATE STREET BANK	CONTRACT 102063	5.000	12/31/2055
				61,915,580.35		61,915,580.35	61,915,580.35
05MO	8579939G6			61,915,580.35		61,915,580.35	61,915,580.35

				185,730,668.48		185,730,668.48	185,730,668.48

*	Party-in-interest

05MK
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

ASSET CATEGORY	UNITS	COST	CURRENT VALUE

INTEREST BEARING CASH	5,163,473.270	5,163,473.27	5,163,473.27
CERTIFICATES OF DEPOSIT	0.000	0.00	0.00
U.S. GOVERNMENT SECURITIES	29,297,000.000	30,433,467.36	31,517,966.84
CORP. DEBT INSTR. — PREFERRED	0.000	0.00	0.00
CORP. DEBT INSTR. — ALL OTHER	0.000	0.00	0.00
CORPORATE STOCKS — PREFERRED	0.000	0.00	0.00
CORPORATE STOCKS — COMMON	716,196.000	26,076,784.68	32,674,213.66
PARTN. /JOINT VENTURE INTERESTS	0.000	0.00	0.00
REAL ESTATE -INCOME PRODUCING	0.000	0.00	0.00
REAL ESTATE-NON INC. PRODUCING	0.000	0.00	0.00
LOANS SECURED BY MTGES-RESID.	0.000	0.00	0.00
LOANS SECURED BY MTGES-COM’L	0.000	0.00	0.00
LOANS TO PARTIC. — MORTGAGES	0.000	0.00	0.00
LOANS TO PARTICIPANTS — OTHER	11,574,807.430	11,574,807.43	11,574,807.43
OTHER	0.000	0.00	0.00
COMMON/COLLECTIVE TRUSTS	22,189,198.644	314,458,078.61	469,047,220.15
POOLED SEPARATE ACCOUNTS	0.000	0.00	0.00
103-12 INVESTMENTS	0.000	0.00	0.00
REGISTERED INVESTMENT COMPANY	988,915.961	10,123,678.65	9,760,600.54
INSURANCE CO. GENERAL ACCOUNT	185,730,668.480	185,730,668.48	185,730,668.48
** ASSET CATEGORY NOT FOUND **	0.000	0.00	0.00
GRAND TOTALS	255,660,259.785	583,560,958.48	745,468,950.37

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
Date: June 26, 2007	By:	/s/ Steven M. Sterin
Steven M. Sterin
Vice President, Controller, and Principal Accounting Officer of Celanese Corporation Vice President and Corporate Controller of Celanese Americas Corporation

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm